February 15, 2022

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sasha Parikh, Kevin Vaughn, Jordan Nimitz and Chris Edwards

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated February 4, 2022, regarding
Columbia Care Inc.
Amendment No. 1 to Form 10-12G
Filed January 28, 2022
File No. 000-56294

Dear Sirs and Madams:

This letter responds to the written comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the February 4, 2022 letter regarding the above-referenced Amendment No. 1 to the Registration Statement on Form 10-12G (File No. 000-56294) (the “Form 10”) of Columbia Care Inc. (the “Company”, “we,” “our,” or “us”) filed on January 28, 2022 with the SEC. Simultaneously with the transmission of this letter, the Company is filing via EDGAR an amendment to the Form 10 (the “Amendment”), responding to the Staff’s comments and including certain other revisions and updates to the Form 10.

For your convenience, the Staff’s comments are included below and we have numbered our responses accordingly. Page numbers in the text of the Company’s responses correspond to page numbers in the Amendment. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Amendment.

Our responses are as follows:

Amendment No. 1 to Form 10-12G filed January 28, 2022

Product Selection and Offerings, page 27

Staff Comment No. 1.

We note your response to our prior comment 1 and your revisions on page 27. Please provide support for your statement that your product was designed to provide a slow-release, long-lasting effect as compared to other delivery methods available at the time.

February 15, 2022

Company’s Response:

In response to the Staff’s comment, we have removed this statement.

Non-GAAP Measures, page 147

Staff Comment No. 2.

In your revised disclosure you indicate that “gross margin” is a non-GAAP measure which does not appear accurate. Please revise your disclosure here and on page 25, or clarify why you believe this is true.

Company’s Response:

In response to the Staff’s comment, we have revised our disclosure to clarify that “gross margin” is not a non-GAAP measure.

Item 6. Executive Compensation, page 165

Staff Comment No. 3.

Please update to provide executive compensation disclosure for the fiscal year ended December 31, 2021. See Item 402(m) of Regulation S-K.

Company’s Response:

The Company respectfully acknowledges the Staff’s comment and understands that the Company will be required to provide all Item 6 information for the fiscal year ended December 31, 2021. The Company does not believe that it is appropriate to update Item 6 at this time as financial results for the fiscal year ended December 31, 2021, including certain compensation information, remain under review at this time, and are subject to audit and final approval.

Columbia Care, Inc., Tgs And Green Leaf Acquisitions

Introduction To Unaudited Pro Forma Condensed Combined Statements Of Operations, page F-177

Staff Comment No. 4.

Please revise your introductory narrative provide disclosure identifying the additional periods included for both Green Leaf and TGS Global.

Company’s Response:

In response to the Staff’s comment, we have revised our introductory narrative disclosure to identify the additional periods included for both Green Leaf and TGS Global.

* * * * *

February 15, 2022

Thank you for your review of the filing. If you should have any questions regarding this response letter, please do not hesitate to contact the undersigned at (640) 200-0619, or James Guttman of Dorsey & Whitney LLP, our outside legal counsel at (416) 367-7376.

Sincerely, Columbia Care Inc.

/s/ David Sirolly

David Sirolly Chief Legal Officer and General Counsel

cc:    James Guttman, Dorsey & Whitney LLP